Exhibit 99.(h)(5)

APPENDIX C

THE 2023 ETF SERIES TRUST II

PARTICIPATING FUNDS SCHEDULE

Name of Participating ETF	Date of Fund
GMO U.S. Quality ETF	October 10, 2023
GMO Beyond China ETF	August 19, 2024
GMO International Quality ETF	August 19, 2024
GMO International Value ETF	August 19, 2024
GMO U.S. Value ETF	August 19, 2024
GMO Systematic Investment Grade Credit ETF	August 19, 2024

This Appendix C may be unilaterally amended by GS&Co. with notification to the Trust.

C-1